UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**75-1670945**
(State of Incorporation)	*(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana	**46528**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On February 5, 2004, Supreme Industries, Inc. issued a press release reporting its results for the fiscal quarter and year ended December 27, 2003. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7.   Financial Statements and Exhibits.

      c.   Exhibits

          99.1   Press release dated February 5, 2004, reporting its results for the fiscal quarter and year ended December 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: February 13, 2004   BY: /s/ ROBERT W. WILSON
                                    Robert W. Wilson
                                    Executive Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

                                    (Signing on behalf of the Registrant and as Principal Financial Officer)

EXHIBIT INDEX

99.1   Press release dated February 5, 2004, reporting its results for the fiscal quarter and year ended December 27, 2003

Exhibit 99.1

For Immediate Release

Contact: Robert W. Wilson
Executive Vice President
(574) 642-3070

Supreme Industries Reports Improved Revenues And Earnings For Fourth Quarter And Full Year Of 2003

GOSHEN, Ind., --(BUSINESS WIRE)—February 5, 2004 — --Supreme Industries, Inc. — (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced financial results for the 2003 fourth-quarter and year-end periods ended December 27, 2003.

Gradually improving economic conditions in the commercial truck and transportation industries and the subsequent increase in both capital goods orders and spending produced higher revenues in both the fourth quarter and full year of 2003. The Company recorded revenues of $58.2 million for the quarter ended December 27, 2003, compared to $49.8 million for the same period last year. Full-year revenues were $226.9 million in 2003, compared to $210.1 million for the same period in 2002.

Net income for the fourth quarter of 2003 was $1.2 million or $0.10 per diluted share compared to $190,400 or $0.02 per diluted share in the fourth quarter of 2002. Supreme's 2003 full-year net income was $4.6 million or $0.38 per diluted share compared to $3.6 million or $0.30 per diluted share for the same period in 2002.

For the quarter, the increased revenues contributed to an improved gross profit margin, which increased to 13.6 percent in 2003 from 11.3 percent in the same quarter a year ago. The gross profit margin for the fourth quarter was favorably impacted by a $1.1 million gain on the sale of properties and negatively impacted by a $0.5 million write down of the Company's North Carolina facility held for resale. For the twelve-month period, gross profit margin declined to 13.5 percent in 2003 from 13.7 percent in the prior period. The decline is attributed to extremely competitive market conditions experienced during the year and pressure on raw material costs in the fourth quarter. The increases in raw material costs were partially offset by small improvements in direct labor and overhead as a percentage of revenues.

Compared with the prior year-end, the Company's balance sheet in 2003 continued to strengthen, as stockholders' equity improved 7.8 percent to $63.6 million. Working capital increased to $43.5 million to support contracted backlog deliverable in the first six months of 2004. The Company continues to aggressively manage its working capital assets.

Because of the improving economic outlook and Supreme's strong balance sheet, the board of directors approved a cash dividend of $0.03 on its outstanding Class A and Class B Common Stock to be paid on February 16, 2004. This cash dividend, which is a 20 percent increase from the previous cash dividend of $0.025, is the second quarterly cash dividend in what the Company intends to be a continuing series of quarterly cash dividends, business conditions permitting.

Omer Kropf, president of Supreme Corporation, Supreme Industries' operating subsidiary, stated, "Overall, Supreme is prepared to take advantage of the positive market trends of 2003. In late 2003, the National Truck Equipment Association forecasted 2004 annual growth in U.S. truck sales in a range of three to four percent for classes three through seven, the core of Supreme's business. On the bus side of our business, we are seeing increases in orders from municipalities, as well as travel and tourism, due to aged fleets. Truck and bus orders in the fourth quarter were strong and are positive indicators for 2004. Overall, new orders were up 26 percent in 2003. Our backlog at the end of December 2003 totaled $66.1 million, approximately 39 percent higher than a year ago.

"The combination of a low interest rate environment, an aging fleet and low inventory levels in our distribution channels bode well for increased business and improved revenues in the first half of 2004. However, the pace and robustness of a recovery are difficult to pinpoint for the second half of the year."

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern Time at www.supremeind.com.

Supreme Industries, Inc., is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements, other than historical facts, that reflect the views of Company management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend" and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials and severe interest rate increases. The forward-looking statements contained herein reflect the current views of Company management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

Financial Tables Follow…

Supreme Industries, Inc. and Subsidiaries
Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended	
	December 27, 2003	December 28, 2002	December 27, 2003	December 28, 2002
Revenues	$58,240,873	$49,773,894	$226,876,180	$210,132,147
Costs and expenses:				
Cost of sales	50,295,956	44,139,335	196,290,476	181,350,538
Selling, general and administrative	5,834,350	5,104,972	22,247,343	21,964,703
Interest	176,127	247,187	782,662	995,523
	56,306,433	49,491,494	219,320,481	204,310,764
Income before income taxes	1,934,440	282,400	7,555,699	5,821,383
Income taxes	757,000	92,000	2,914,000	2,241,000
Net income	$1,177,440	$190,400	$4,641,699	$3,580,383
Earnings per share (a):				
Basic	$.10	$.02	$.39	$.30
Diluted	.10	.02	.38	.30
Shares used in the computation of earnings per share (a):				
Basic	11,948,959	11,933,042	11,921,777	11,904,395
Diluted	12,303,156	12,061,742	12,139,590	12,095,579

(a) 2002 share and per share data have been adjusted for a ten percent stock dividend paid in October 2003.

Supreme Industries
Page 4

Supreme Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 27, 2003	December 28, 2002
Assets		
Current assets	$65,929,916	$48,404,309
Property, plant and equipment, net	37,444,901	35,602,888
Intangible assets, net	816,622	868,164
Other assets	2,459,841	3,061,733
Total assets	$106,651,280	$87,937,094
Liabilities		
Current liabilities	$22,428,864	$19,128,671
Long-term debt	17,366,609	7,366,858
Deferred income taxes	3,183,648	2,219,894
Other long-term liabilities	29,190	209,348
Total liabilities	43,008,311	28,924,771
Total stockholders' equity	63,642,969	59,012,323
Total liabilities and stockholders' equity	$106,651,280	$87,937,094